UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM U-12(I)-B (ANNUAL STATEMENT) Calendar Year 2005

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON
REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF
AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.	Name and business address of person filing statement.
Robert D. Sloan, 639 Loyola Ave., New Orleans, LA 70113
2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
None

3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
Employer: Entergy Services, Inc. I may perform services on behalf of any of the entities listed in Item 4.
4.

Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

Arkansas Power & Light Company - Director, Executive Vice President and Secretary
Damhead Finance LDC - Secretary
Entergy Arkansas, Inc. - Executive Vice President, General Counsel and Secretary
Entergy Commerce, Inc. - Executive Vice President and Secretary
Entergy Corporation - Executive Vice President, General Counsel and Secretary
Entergy Enterprises, Inc. - Executive Vice President, General Counsel and Secretary
Entergy Global Power Operations Corporation - Director, Executive Vice President and Secretary
Entergy Global Trading Holdings, LTD. - Secretary
Entergy Global, LLC - Executive Vice President, General Counsel and Secretary
Entergy Gulf States, Inc. - Executive Vice President, General Counsel and Secretary
Entergy Holdings, LLC - Executive Vice President and Secretary
Entergy Indian Point Peaking Facility, LLC - Executive Vice President and Secretary
Entergy International Holdings LTD LLC - Executive Vice President and Secretary
Entergy International Investments No. 2 LTD LLC - Executive Vice President and Secretary
Entergy International LTD LLC - Executive Vice President and Secretary
Entergy Louisiana, Inc. - Executive Vice President, General Counsel and Secretary
Entergy Mississippi, Inc. - Executive Vice President, General Counsel and Secretary
Entergy New Orleans, Inc. - Executive Vice President, General Counsel and Secretary
Entergy Nuclear Environmental Services, LLC - Executive Vice President and Secretary
Entergy Nuclear FitzPatrick, LLC - Executive Vice President and Secretary
Entergy Nuclear Fuels Company - Executive Vice President and Secretary
Entergy Nuclear Generation Company - Executive Vice President and Secretary
Entergy Nuclear Holding Company - Executive Vice President and Secretary
Entergy Nuclear Indian Point 2, LLC - Executive Vice President and Secretary
Entergy Nuclear Indian Point 3, LLC - Executive Vice President and Secretary
Entergy Nuclear Nebraska, LLC - Executive Vice President and Secretary
Entergy Nuclear New York Investment Company I - Executive Vice President and Secretary
Entergy Nuclear Operation Services, LLC - Executive Vice President and Secretary
Entergy Nuclear Operations, Inc. - Executive Vice President and Secretary
Entergy Nuclear PFS Company - Executive Vice President and Secretary
Entergy Nuclear Potomac Company - Executive Vice President and Secretary
Entergy Nuclear Services, LLC - Executive Vice President and Secretary
Entergy Nuclear Vermont Investment Company, LLC - Executive Vice President and Secretary
Entergy Nuclear Vermont Yankee, LLC - Executive Vice President and Secretary
Entergy Nuclear, Inc. - Executive Vice President and Secretary
Entergy Operations Services North Carolina, Inc. - Executive Vice President, General Counsel and Secretary
Entergy Operations Services, Inc. - Executive Vice President and Secretary
Entergy Operations, Inc. - Executive Vice President, General Counsel and Secretary
Entergy Power & Light Company - Director, President
Entergy Power BJE Holding, LTD. - Secretary
Entergy Power BJE, LTD. - Secretary
Entergy Power Damhead Creek Holding II, Ltd. - Secretary
Entergy Power Damhead Finco 1 - Secretary
Entergy Power Damhead Finco LLC - Secretary
Entergy Power Europe Ltd. - Secretary
Entergy Power Hull, LTD. - Secretary
Entergy Power International Holdings Corporation - Executive Vice President and Secretary
Entergy Power Operations Holdings LTD. - Secretary
Entergy Retail Holding Company - Executive Vice President and Chief Legal Officer
Entergy Retail Louisiana LLC-A - Executive Vice President and Chief Legal Officer
Entergy Retail Texas, Inc. - Executive Vice President and Secretary
Entergy Select LLC - Executive Vice President and Secretary
Entergy Services, Inc. - Executive Vice President, General Counsel and Secretary
Entergy Solutions Management Services LLC - Executive Vice President and Secretary
Entergy Technology Company - Executive Vice President and Secretary
Entergy Technology Holding Company - Executive Vice President and Secretary
Entergy Thermal, LLC - Secretary
EWO Wind II, LLC - Secretary
GSG&T, Inc. - Executive Vice President and Secretary
Gulf States Utilities Company - Director, Executive Vice President and Secretary
Jackson Gas Light Company, Director, President
Louisiana Power & Light Company - Director, Executive Vice President and Secretary
Mississippi Power & Light Company - Director, Executive Vice President and Secretary
New Orleans Public Service Inc. - Director, Executive Vice President and Secretary
System Energy Resources, Inc. - Executive Vice President, General Counsel and Secretary
System Fuels, Inc. - Executive Vice President and Secretary
The Light, Heat and Water Company of Jackson, Mississippi - Director, President
TLG Services, Inc. - Executive Vice President, General Counsel and Secretary
Top Deer Wind Ventures LLC - Executive Vice President and Secretary

My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a)

Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

Salary or other compensation
Name of Recipient	During Prior Year (a) (2004)	To be received (b) (2005)	Person or company from whom received or to be received
R. D. Sloan	$30,000.00	$30,000.00	Entergy Services, Inc.

5(b)	Basis for compensation if other than salary.

6.

(To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

	(a) Total amount of routine expenses charged to client:	$0
	(b) Itemized list of all other expenses:	No other expenses

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned on January 2004 and as a supplemental statement to such advance statement.

(Signed) /s/ Robert Sloan		Dated: February 17, 2005